# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newton Golf Company, Inc., CIK 0001934245
CUSIP: 78577G301
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 551 CALLE SAN PABLO, Camarillo, California (CA), 93012
Date of event which requires filing of this statement: 01/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075522

## Reporting persons
- Murano Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 243,100; sole dispositive power 0; shared dispositive power 243,100; aggregate amount beneficially owned 243,100 (5.12% of the class)
  Comment: Row 11: Based on a total of 4,752,463 shares outstanding of the Issuer as of November 10, 2025, as set forth in the Issuer's more recent Form 10-Q, filed November 13, 2025.
- Murano Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 243,100; sole dispositive power 0; shared dispositive power 243,100; aggregate amount beneficially owned 243,100 (5.12% of the class)
  Comment: Row 6, 8 and 9: Murano Group LLC is the investment manager of Murano Capital Partners LP (the "Fund") in which such shares referred to above are held. As a result, Murano Group LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Murano Group LLC disclaims beneficial ownership of any of the shares held by the Fund.
  
  Row 11: Based on a total of 4,752,463 shares outstanding of the Issuer as of November 10, 2025, as set forth in the Issuer's more recent Form 10-Q, filed November 13, 2025.
- Clifford Jay Thomson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,000; shared voting power 243,100; sole dispositive power 8,000; shared dispositive power 243,100; aggregate amount beneficially owned 251,100 (5.28% of the class)
  Comment: Row 6 and 8: Mr. Thomson is the managing member of Murano Group LLC, the investment manager of the Fund. As a result, Mr. Thomson possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Fund. Mr. Thomson disclaims beneficial ownership of any of the shares held by the Fund.
  
  Row 11: Based on a total of 4,752,463 shares outstanding of the Issuer as of November 10, 2025, as set forth in the Issuer's more recent Form 10-Q, filed November 13, 2025.

## Item 1. Issuer
Name of issuer: Newton Golf Company, Inc.
Address of issuer's principal executive offices: 511 Calle San Pablo Camarillo, CA, 93012

## Item 2. Person Filing
Name of person filing: Murano Capital Partners, LP, Murano Group LLC, Clifford Jay Thomson
Address of principal business office or, if none, residence: 600 California Street, 11th Floor, San Francisco, CA 94126
Citizenship: Murano Capital Partners LP is a Delaware Limited Partnership. Murano Group LLC is a Delaware Limited Liability Company. Clifford Jay Thomson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons: 251,100
Murano Capital Partners LP - 243,100
Murano Group LLC - 243,100
Clifford Jay Thomson - 251,100*

*Mr. Thomson is the managing member of Murano Group LLC, the investment manager of the Fund. As a result, Mr. Thomson possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Fund. Mr. Thomson disclaims beneficial ownership of any of the shares held by the Fund.
Percent of class:
Aggregate of all Reporting Persons: 5.28%
Murano Capital Partners LP - 5.12%
Murano Group LLC - 5.12%
Clifford Jay Thomson - 5.28%*

*Mr. Thomson is the managing member of Murano Group LLC, the investment manager of the Fund. As a result, Mr. Thomson possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Fund. Mr. Thomson disclaims beneficial ownership of any of the shares held by the Fund.
Sole power to vote or to direct the vote:
Murano Capital Partners LP - 0
Murano Group LLC - 0
Clifford Jay Thomson - 8,000
Shared power to vote or to direct the vote:
Murano Capital Partners LP - 243,100
Murano Group LLC - 243,100
Clifford Jay Thomson - 243,100
Sole power to dispose or to direct the disposition:
Murano Capital Partners LP - 0
Murano Group LLC - 0
Clifford Jay Thomson - 8,000
Shared power to dispose or to direct the disposition:
Murano Capital Partners LP - 243,100
Murano Group LLC - 243,100
Clifford Jay Thomson - 243,100

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Murano Capital Partners LP: Clifford Jay Thomson, Clifford Jay Thomson, Managing Member of Murano Group LLC, the General Partner of Murano Capital Partners LP (01/14/2026)
- Murano Group LLC: Clifford Jay Thomson, Clifford Jay Thomson, Managing Member (01/14/2026)
- Clifford Jay Thomson: Clifford Jay Thomson, Clifford Jay Thomson (01/14/2026)